Mail Stop 4561

July 11, 2007

Lloyd J. Weber
Chairman and Chief Executive Officer
Semoran Financial Corporation
237 Fernwood Boulevard, Suite 109
Fern Park, Florida 32730

RE: Semoran Financial Corporation
    Form SB-2, amendment number 3
    Filed on June 28, 2007
    File Number 333-140768

Dear Mr. Weber:

We have reviewed the above referenced filing and have the following comments. Where we have indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please note that page number references are for your marked, courtesy copy of the amendment. We have no further accounting comments at this time.

Benefits of the Offering to Management, page 5

1. Here or elsewhere in the summary, please summarize, as correct, that what is happening with the various preferred stock warrants is that the directors are receiving warrants with the preferred stock that are essentially the same as the warrants they will receive with the common stock they buy. We also suggest that in the bullet points you disclose the exercise price of the warrants.

Preferred Stock, page 50

2. In the third paragraph, please reconcile the information that preferred stock owners are not entitled to dividends and that the preferred stock ranks senior with respect to dividends.

* * * * *

Closing Comments

       As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       Direct any questions on accounting matters to Chris Harley at 202-551-3695, or to Hugh West, Accounting Branch Chief, at 202-551-3872. If you have any questions please contact David Lyon at 202-551-3421, or me at 202-551-3419.

       Sincerely,

       William Friar
       Senior Financial Analyst

By FAX: J. Brennan Ryan
       Fax number 404-817-6050